Points International Ltd. Reports Fourth Quarter and Record Full Year 2017 Financial Results

Full Year Gross Profit[1] Increased 8% Year-Over-Year to $47.0 Million

Full Year Adjusted EBITDA[2] Increased 9% to $13.2 Million

Full Year Net Income Increased to $3.4 Million From a 2016 Loss of $(1.5) Million

Chief Financial Officer, Michael D’Amico Retiring; Vice President of Finance, Erick Georgiou to Become CFO as of April 2, 2018

Toronto, Canada, March 8, 2018 – Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced results for the fourth quarter and full year ended December 31, 2017.

“Our strong fourth quarter and full-year results demonstrate that the strategy we embarked upon a couple years ago – to invest in diversifying into new growth areas while continuing to expand our core business – is working,” stated Rob MacLean, CEO. “In 2017 we generated record total revenue, gross profit and adjusted EBITDA, with our newer Platform Partners and Points Travel segments delivering a growing contribution to gross profit, and our Loyalty Currency Retailing segment providing profitable growth, as indicated in our January 17th preliminary results release. We believe this positive momentum will extend into 2018 and anticipate increased growth rates for both gross profit and adjusted EBITDA this year as we continue to execute on our strategy.”

Fourth Quarter 2017 Financial Results
(Unless otherwise stated, all comparisons are on a year-over-year basis and all amounts are in USD. The complete fourth quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.)

•	Revenue increased to $87.7 million from $82.0 million. Principal Revenue was $82.0 million and Other Partner Revenue was $5.7 million.

•	Gross Profit grew 10% to a record $13.1 million, compared to $11.9 million.

•	Total Adjusted Operating Expenses[3] grew 9% to $9.0 million, compared to $8.3 million.

•	Net Income totaled $1.2 million, or $0.08 per diluted share, compared to Net Loss of $(3.7) million, or $(0.24) per diluted share.

__________________________________________
1 Gross profit is defined as total revenues less the direct cost of revenues. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not are cognized measure of profit ability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by management to be a useful supplemental measure when assessing financial performance. Management bel ieves that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.
3 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing and communications, technology services, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

•	Adjusted EBITDA increased almost 11% to $4.1 million, compared with $3.7 million.

Full Year 2017 Financial Highlights
(Unless otherwise stated, all comparisons are on a year-over-year basis and all amounts are in USD. The complete full year Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.)

•

Revenue increased 8% on a year-over-year basis to $347.6 million from $321.8 million in 2016. Principal Revenue was $330.6 million, up 7% from 2016. Other Partner Revenue was $16.8 million, an increase of 33% from last year.

•	Gross Profit grew to $47.0 million, an increase of 8% compared to $43.3 million in 2016 and at the high end of the guidance range.

•

Total Adjusted Operating Expenses were $33.8 million, up an expected 8% over $31.2 million in the prior year period, primarily due to incremental rental costs associated with new head office and operational costs related to the Points Travel segment.

•

Net Income was $3.4 million, or $0.23 per diluted share, compared to Net Loss of $(1.5) million, or $(0.10) per diluted share, in 2016. Included in the Net Loss for 2016 was a non-recurring, non- cash expense of $5.0 million associated with the write-down of Points’ investment in the China Rewards retail coalition.

•	Adjusted EBITDA was a record at $13.2 million, an increase of 9% compared to $12.1 million in 2016 and at the high end of the guidance range.

•	As of December 31, 2017, total funds available, comprised of cash and cash equivalents together with short term investments, restricted cash and amounts with payment processors, was $79.2 million.

2017 Business Highlights

•	Loyalty Currency Retailing: Launched six new loyalty program partners in 2017 and announced an additional international partner, which is expected to be in market in the first half of 2018

•	Platform Partnerships: Launched five new Platform Partners programs during 2017, with and additional partnership expected to launch early this year

•	Points Travel: Launched two new Points Travel programs in 2017, with an additional four loyalty program partner announcements expected to launched in the first half of 2018

•

During the fourth quarter, Points repurchased for cancellation approximately 172,000 shares of common stock at an average price of $11.04 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid. For the full year, total repurchases were approximately 334,000 shares at a weighted average price of $10.19 per share for a total of $3.4 million compared to repurchases of 428,228 shares at a weighted average price of $7.43 for a total of $3.2 million in 2016.

Outlook

The company is reiterating financial guidance for the year ending December 31, 2018, as follows:

•	Gross profit is expected to increase between 10% and 20% over 2017

•	Adjusted EBITDA is expected to increase between 20% and 40% over 2017

CFO Transition

Points also announced today that Michael D’Amico, Chief Financial Officer will be retiring from his position after almost three years with the company. Erick Georgiou, currently Vice President of Finance and a nine year veteran at Points, takes over as CFO, effective April 2, 2018. Mr. D’Amico will remain with the company through the end of the year to facilitate a smooth transition.

“Serving as CFO for a company with such highly motivated, competent and dedicated people as Points, has been a pleasure, both personally and professionally. Erick is a strong, experienced leader and his tenure, performance and responsibilities at Points have demonstrated his capabilities to effectively lead at this level. I wish him the best of luck.”

“We welcome Erick to the role of CFO and look forward to benefiting from his experience and knowledge of the business in leading the finance function into the next phase of growth. Promoting from within for such an important position is a great testament to the depth of talent we have here at Points, “commented, MacLean. “I have worked closely with Erick for more than nine years now, so it is with great pleasure that we welcome Erick to the executive team.”

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the company's web site at investor.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Thursday, March 22, 2018, by dialing (844) 512-2921 in the U.S. and Canada and (412) 317-6671 internationally and entering the passcode 13677162.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Loyalty Currency Retailing service retails loyalty points and miles directly to consumers; its Platform Partners service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, including the expected launch of announced products and partner relationships, potential for growth in revenue and gross margin, the announced transition of the company’s CFO and our guidance for 2018 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of Non-GAAP Measures

The corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the corporation’s underlying performance. These measures are reviewed regularly by management and the corporation’s Board of Directors in assessing the corporation’s performance and in making decisions about ongoing operations. We believe that these measures are also used by investors as an indicator of the corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

CONTACT:
Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information4

Expressed in thousands of United States dollars

	For the three months ended		For the twelve months ended
			December 31,	December 31,
	December 31, 2017	December 31, 2016	2017	2016
Total Revenue	$87,723	$81,955	$347,546	$321,821
Direct cost of principal revenue	74,642	70,034	300,570	278,483
Gross Profit	$13,081	$11,921	$46,976	$43,338
Gross Margin	15%	15%	14%	13%

Reconciliation of Net Income (loss) to Adjusted EBITDA5

Expressed in thousands of United States dollars

	For the three months ended		For the twelve months ended

			December 31,	December 31,
	December 31, 2017	December 31, 2016	2017	2016
Net Income (loss)	$1,191	$(3,674)	$3,380	$(1,515)
Share-based compensation	1,398	570	4,455	2,317
Income tax expense	365	628	1,461	1,545
Depreciation and Amortization	971	1,078	3,988	4,529
Foreign Exchange loss (gain)	125	61	(58)	230
Impairment of long-term investments	-	5,000	-	5,000
Adjusted EBITDA	$4,050	$3,663	$13,226	$12,106

____________________________________
4 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

5 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Expenses to Adjusted Operating Expenses6

Expressed in thousands of United States dollars

	For the three months ended		For the twelve months ended

	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Total Expenses	$86,167	$85,001	$342,705	$321,791
Subtract (add):
Direct cost of revenue	74,642	70,034	300,570	278,483
Depreciation and amortization	971	1,078	3,988	4,529
Foreign Exchange loss (gain)	125	61	(58)	230
Stock-based compensation	1,398	570	4,455	2,317
Impairment loss	-	5,000	-	5,000
Adjusted Operating Expenses	$9,031	$8,258	$33,750	$31,232

____________________________________
6 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing, technology, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$63,514	$46,492
Short-term investments	-	10,033
Restricted cash	500	500
Funds receivable from payment processors	15,229	10,461
Accounts receivable	7,741	4,057
Prepaid expenses and other assets	2,420	1,475
Total current assets	89,404	73,018

Non-current assets
Property and equipment	2,128	1,750
Intangible assets	15,265	16,896
Goodwill	7,130	7,130
Deferred tax assets	2,557	1,725
Other assets	2,661	2,715
Total non-current assets	29,741	30,216
Total assets	$119,145	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,998	$6,335
Income taxes payable	695	1,638
Payable to loyalty program partners	65,567	53,242
Current portion of other liabilities	1,400	771
Total current liabilities	75,660	61,986

Non-current liabilities
Deferred tax liabilities	-	211
Other liabilities	538	719
Total non-current liabilities	538	930

Total liabilities	$76,198	$62,916

SHAREHOLDERS’ EQUITY
Share capital	56,394	58,412
Contributed surplus	10,647	9,881
Accumulated other comprehensive income (loss)	374	(127)
Accumulated deficit	(24,468)	(27,848)
Total shareholders’ equity	$42,947	$40,318
Total liabilities and shareholders’ equity	$119,145	$103,234

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

	For the three months		For the twelve months
	ended		ended
	December	December 31,	December 31,	December 31,
	31, 2017	2016	2017	2016
REVENUE
Principal	$82,016	$78,023	$330,565	$308,964
Other partner revenue	5,652	3,862	16,768	12,648
Interest	55	70	213	209
Total Revenue	$87,723	$81,955	$347,546	$321,821

EXPENSES
Direct cost of principal revenue	74,642	70,034	300,570	278,483
Employment costs	7,036	5,646	25,767	23,220
Marketing and communications	469	973	2,056	2,220
Technology services	522	455	1,912	1,691
Depreciation and amortization	971	1,078	3,988	4,529
Foreign exchange (gain) loss	125	61	(58)	230
Operating expenses	2,402	1,754	8,470	6,418
Impairment of long-term investments	-	5,000	-	5,000
Total Expenses	$86,167	$85,001	$342,705	$321,791

INCOME (LOSS) BEFORE INCOME TAXES	$1,556	$(3,046)	$4,841	$30

Income tax expense	365	628	1,461	1,545
NET INCOME (LOSS)	$1,191	$(3,674)	$3,380	$(1,515)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges	(89)	(358)	1,012	401
Income tax effect	24	95	(268)	(106)
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	(199)	(41)	(331)	269
Income tax effect	53	15	88	(67)
Other comprehensive income (loss) for the period, net of income tax	$(211)	$(289)	$501	$497

TOTAL COMPREHENSIVE INCOME (LOSS)	$980	$(3,963)	$3,881	$(1,018)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	$0.08	$(0.24)	$0.23	$(0.10)
Diluted earnings (loss) per share	$0.08	$(0.24)	$0.23	$(0.10)

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares

			Attributable to equity holders of the Company
				Accumulated
				other
				comprehensive	Accumulated	Total shareholders’
	Share Capital		Contributed Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net Income	-	-	-	-	3,380	3,380
Other comprehensive income	-	-	-	501	-	501
Total comprehensive income	-	-	-	501	3,380	3,881
Effect of share option compensation plan	-	-	247	-	-	247
Effect of RSU compensation plan	-		4,208	-	-	4,208
Share issuances – share options	16,988	395	(335)	-	-	60
Share issuances – RSUs	-	1,261	(1,261)	-	-	-
Share capital held in trust	-	(2,361)	-	-	-	(2,361)
Shares repurchased	(334,212)	(1,313)	(2,093)	-	-	(3,406)
Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net loss	-	-	-	-	(1,515)	(1,515)
Other comprehensive income	-	-	-	497	-	497
Total comprehensive loss	-	-	-	497	(1,515)	(1,018)
Effect of share option compensation plan	-	-	540	-	-	540
Effect of RSU compensation plan	-	-	1,777	-	-	1,777
Share issuances – share options	500	7	(2)	-	-	5
Share issuances – RSUs	-	791	(791)	-	-	-
Shares repurchased	(428,228)	(1,679)	(1,502)	-	-	(3,181)
Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318

Points International Ltd.
Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

	For the three months		For the twelve months
	ended		ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016

Cash flows from operating activities
Net income (loss) for the period	$1,191	$(3,674)	$3,380	$(1,515)
Adjustments for:
Depreciation of property and equipment	214	191	863	1,127
Amortization of intangible assets	757	887	3,125	3,402
Unrealized foreign exchange loss (gain)	(91)	(638)	1,334	(1,088)
Equity-settled share-based payment transactions	1,398	570	4,455	2,317
Impairment of long-term investments	-	5,000	-	5,000
Deferred income tax expense (recovery)	(779)	(181)	(1,223)	(345)
Net (gain) loss on derivative contracts designated as cash flow hedges	(288)	(399)	681	670
Changes in non-cash balances related to operations	9,958	8,966	4,150	286
Net cash provided by operating activities	$12,360	$10,722	$16,765	$9,854

Cash flows from investing activities
Acquisition of property and equipment	(216)	(294)	(1,241)	(1,411)
Additions to intangible assets	(465)	(332)	(1,494)	(1,682)
Changes in short-term investments	-	(10,033)	10,033	(10,033)
Changes in restricted cash	-	-	-	500
Net cash (used in) provided by investing activities	$(681)	$(10,659)	$7,298	$(12,626)

Cash flows from financing activities
Proceeds from exercise of share options	-	-	60	5
Shares repurchased	(2,353)	(2,028)	(3,406)	(3,181)
Purchases of share capital held in trust	(852)	-	(2,361)	-
Net cash used in financing activities	$(3,205)	$(2,028)	$(5,707)	$(3,176)

Effect of exchange rate fluctuations on cash held	91	625	(1,334)	1,076

Net increase (decrease) in cash and cash equivalents	$8,565	$(1,340)	$17,022	$(4,872)
Cash and cash equivalents at beginning of the period	$54,949	$47,832	$46,492	$51,364
Cash and cash equivalents at end of the period	$63,514	$46,492	$63,514	$46,492

Interest Received	$61	$38	$265	$153
Taxes Received	2	-	116	-
Taxes Paid	$(956)	$-	$(3,967)	$(542)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.